UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS SECOND QUARTER OF 2016 RESULTS

Seoul, South Korea – August 24, 2016 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2016, prepared in accordance with generally accepted accounting principles in the United States.

FINAICIAL RESULTS FOR THE SECOND QUARTER OF 2016

Revenues for the second quarter ended June 30, 2016 was KRW 9,057 million (US$ 7,848 thousand), representing a 0.4% decrease from KRW 9,094 million for the first quarter ended March 31, 2016 (“QoQ”) and a 1.7% decrease from KRW 9,217 million for the second quarter ended June 30, 2015 (“YoY”).

Review of Financial Results

Revenues

Royalty and license fee revenues for the second quarter of 2016 were KRW 2,738 million (US$ 2,372 thousand), representing a 18.7% decrease QoQ from KRW 3,368 million and a 1.4% decrease YoY from KRW 2,777 million. The decrease QoQ was primarily due to i) decreased revenue from Ragnarok Online in Taiwan resulting from a service suspension on May 31, 2016, as the Company terminated a distribution agreement with a local licensee for its direct service of Ragnarok Online in such market and ii) decreased revenue from Ragnarok Online in Japan. The decrease YoY was resulted mainly from decreased revenue from Ragnarok Online II in Thailand, which was partially offset by increased revenues from Ragnarok Online in Japan and the strengthening of the Japanese Yen against the Korean Won.

Mobile game and application revenues were KRW 2,495 million (US$ 2,162 thousand) for the second quarter of 2016, representing a 4.6% decrease QoQ from KRW 2,616 million and a 32.6% decrease YoY from KRW 3,703 million. The decrease QoQ and YoY was resulted primarily from decreased revenues from mobile applications for a 3rd party and Ragnarok: Path of Heroes.

Subscription revenues for the second quarter of 2016 were KRW 2,323 million (US$ 2,013 thousand), representing a 8.7% increase QoQ from KRW 2,137 million and a 20.9% increase YoY from KRW 1,922 million. The increase QoQ and YoY was mainly attributable to revenues from Ragnarok Online in Taiwan. The Company has commenced its direct service for Ragnarok Online in such market since June 15, 2016.

Character merchandising and other revenues were KRW 1,501 million (US$ 1,301 thousand) for the second quarter of 2016, representing a 54.3% increase QoQ from KRW 973 million and a 84.2% increase YoY from KRW 815 million. The increase QoQ and YoY was mainly due to recognition of deferred revenues occurred from a game development and publishing agreement with a third party, which was executed on March 25, 2016.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 6,846 million (US$ 5,932 thousand) for the second quarter of 2016, representing a 3.4% increase QoQ from KRW 6,619 million but a 7.5% decrease YoY from KRW 7,401 million. The increase QoQ was mostly from an increase in commission paid. The decrease YoY was mostly from decreased amortization of capitalized research and development cost of Ragnarok Online II, which had been amortized and fully impaired in December 2015.

Operating expenses were KRW 3,717 million (US$ 3,221 thousand) for the second quarter of 2016, representing a 22.4% increase QoQ from KRW 3,036 million but a 17.0% decrease YoY from KRW 4,481 million. The increase QoQ was mainly due to an increase in advertising expenses in Taiwan and commission paid. The decrease YoY was mostly resulted from a decrease in research and development expenses.

Loss before income tax expenses and others was KRW 1,212 million (US$ 1,050 thousand) for the second quarter of 2016 compared with loss before income tax expenses and others of KRW 1,287 million for the first quarter of 2016 and loss before income tax expenses and others of KRW 2,434 million for the second quarter of 2015.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,605 million (US$ 1,390 thousand) for the second quarter of 2016 compared with a net loss attributable to parent company of KRW 1,701 million for the first quarter of 2016 and a net loss attributable to parent company of KRW 2,763 million for the second quarter of 2015.

The balance of cash and cash equivalents and short-term financial instruments was KRW 37,445 million (US$ 32,443 thousand) as of June 30, 2016.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,154.15 to US$ 1.00, the noon buying rate in effect on June 30, 2016 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 80 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2015 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY CO., LTD.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-15		30-Jun-16
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	24,909	21,582	13,945	12,082
Short-term financial instruments	11,500	9,964	23,500	20,361
Accounts receivable, net	5,289	4,583	4,631	4,012
Other current assets	1,978	1,714	2,706	2,345

Total current assets	43,676	37,843	44,782	38,800

Property and equipment, net	882	764	673	583
Leasehold and other deposits	954	827	953	826
Intangible assets	132	114	112	97
Other non-current assets	85	74	366	317

Total assets	45,729	39,622	46,886	40,623

Liabilities and Equity
Current liabilities:
Accounts payable	2,971	2,574	7,072	6,127
Deferred revenue	4,997	4,330	7,493	6,492
Other current liabilities	836	724	590	511

Total current liabilities	8,804	7,628	15,155	13,130

Long-term deferred revenue	6,600	5,718	4,654	4,032
Accrued severance benefits	123	107	130	113
Other non-current liabilities	210	182	209	181

Total liabilities	15,737	13,635	20,148	17,456

Common shares	3,474	3,010	3,474	3,010
Additional paid-in capital	75,076	65,049	75,076	65,049
Accumulated deficit	(48,761)	(42,248)	(52,067)	(45,113)
Accumulated other comprehensive income	694	601	782	678

Total parent company shareholders’ equity	30,483	26,412	27,265	23,624

Non-controlling interest	(491)	(425)	(527)	(457)

Total equity	29,992	25,987	26,738	23,167

Total liabilities and equity	45,729	39,622	46,886	40,623

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,154.15 to US$1.00, the noon buying rate in effect on June 30, 2016 as quoted by the Federal Reserve Bank of New York.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for shares and ADS data)

	Three months ended				Six months ended
	31-Mar-16	30-Jun-15	30-Jun-16		30-Jun-15	30-Jun-16
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,137	1,922	2,323	2,013	3,620	4,460	3,864
Online games-royalties and license fees	3,368	2,777	2,738	2,372	5,289	6,106	5,290
Mobile games and applications	2,616	3,703	2,495	2,162	7,906	5,111	4,428
Character merchandising and other revenue	973	815	1,501	1,301	1,471	2,474	2,144

Total net revenue	9,094	9,217	9,057	7,848	18,286	18,151	15,726

Cost of revenue	6,619	7,401	6,846	5,932	15,077	13,465	11,667

Gross profit	2,475	1,816	2,211	1,916	3,209	4,686	4,059

Operating expenses:
Selling, general and administrative	2,688	3,014	3,205	2,777	5,508	5,893	5,106
Research and development	343	1,465	512	444	2,923	855	741
Impairment losses on intangible assets	5	2	—	—	2	5	4

Total operating expenses	3,036	4,481	3,717	3,221	8,433	6,753	5,851

Operating loss	(561)	(2,665)	(1,506)	(1,305)	(5,224)	(2,067)	(1,792)

Other income (expenses):
Interest income	132	181	131	114	383	263	228
Interest expense	—	(1)	—	—	(3)	—	—
Foreign currency income (loss), net	(858)	51	163	141	55	(695)	(602)
Others, net	—	—	—	—	—	—	—

Loss before income tax expenses and equity loss on investments	(1,287)	(2,434)	(1,212)	(1,050)	(4,789)	(2,499)	(2,166)

Income tax expenses	433	351	410	355	638	843	730

Net loss	(1,720)	(2,785)	(1,622)	(1,405)	(5,427)	(3,342)	(2,896)
Net income (loss) attributable to:
Non-controlling interest	(19)	(22)	(17)	(15)	(36)	(36)	(31)

Parent company	(1,701)	(2,763)	(1,605)	(1,390)	(5,391)	(3,306)	(2,865)

Loss per share
- Basic and diluted	(245)	(398)	(231)	(0.20)	(776)	(476)	(0.41)

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Loss per ADS(1)
- Basic and diluted	(490)	(795)	(462)	(0.40)	(1,552)	(952)	(0.82)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,154.15 to US$1.00, the noon buying rate in effect on June 30, 2016 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 24, 2016